UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2023

Commission File Number 001-39327

Seadrill Limited

(Exact name of Registrant as specified in its Charter)

Park Place

55 Par-la-Ville Road

Hamilton HM 11 Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                    Form 40-F ☐

EXPLANATORY NOTE

As previously disclosed in Seadrill Limited’s (“Seadrill”) Annual Report on Form 20-F filed with the SEC on April 19, 2023 (the “2022 Form 20-F”), on December 22, 2022, Seadrill entered into the Agreement and Plan of Merger by and among Seadrill, Aquadrill LLC (formerly Seadrill Partners), a Marshall Islands limited liability company (“Aquadrill”), and Seadrill Merger Sub, LLC, a Marshall Islands limited liability company (“Merger Sub”), pursuant to which Merger Sub merged with and into Aquadrill, with Aquadrill surviving the merger as a wholly owned subsidiary of Seadrill (the “Merger”). On April 3, 2023, Seadrill completed the Merger. In connection with the Merger, Seadrill issued approximately 29.9 million common shares, par value $0.01 per share (“Common Shares”), to Aquadrill unitholders and equity award holders, representing approximately 37% of the post-Merger issued and outstanding Common Shares.

As a result of the Merger, Seadrill acquired Aquadrill’s four drillships, one semi-submersible and three tender-assist units. As of the date of this report, Seadrill (i) owns 22 drilling units, which includes 12 floaters (comprising seven 7th generation drillships, three 6th generation drillships and two benign environment semi-submersible units), three harsh environment rigs, four benign environment jackups and three tender-assisted rigs and (ii) manages seven additional rigs under management service arrangements with Sonadrill Holding Ltd. and SeaMex Limited.

Included in this Report on Form 6-K (this “Form 6-K”) is financial information related to Seadrill and Aquadrill. Exhibit 99.1 to this Form 6-K includes unaudited financial statements for the three months ended March 31, 2023 and 2022 for Aquadrill. Exhibit 99.2 to this Form 6-K includes unaudited pro forma financial information for the three months ended March 31, 2023 and 2022 for Seadrill.

As previously disclosed, Gulfdrill LLC (“Gulfdrill”), a 50:50 joint venture between Seadrill and Gulf Drilling International, was awarded contract extensions by a leading operator for three jackup rigs working in Qatar. The West Castor jackup rig, which is bareboat chartered to Gulfdrill by Seadrill, received a contract extension, together with the two jackup rigs that are bareboat chartered to Gulfdrill by a third-party shipyard. The total contract value of the three contract extensions is approximately $343 million and extends these contracts until 2026. The bareboat charter rates payable in connection with the associated extension periods represent a significant increase relative to the existing rates. Also as previously disclosed, Seadrill’s Order Backlog as of May 23, 2023, is $2.6 billion.

This Form 6-K should be read in conjunction with the 2022 Form 20-F, the Form 6-K for the three months ended March 31, 2023 filed by Seadrill on May 23, 2023, and any other documents Seadrill has filed with or furnished to the SEC subsequent to April 19, 2023.

EXHIBITS

Exhibit No.	Description

99.1	Unaudited consolidated financial statements of Aquadrill LLC as of March 31, 2023 and December 31, 2022 and for the three months ended March 31, 2023 and 2022.

99.2	Unaudited pro forma condensed combined financial information of Seadrill Limited as of March 31, 2023, for the year ended December 31, 2022 and for the three months ended March 31, 2023 and 2022.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEADRILL LIMITED

Date: June 21, 2023	By:	/s/ Grant Creed Name: Grant Creed
Title: Principal Financial Officer of Seadrill Limited

THIS REPORT ON FORM 6-K IS HEREBY INCORPORATED BY REFERENCE INTO THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-271916) ORIGINALLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (“SEC”) ON MAY 15, 2023.